SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

EXPLANATORY NOTE

On November 30, 2021, International General Insurance Holdings Ltd. (the “Company”) held its 2021 Annual General Meeting of Shareholders (the “Annual General Meeting”). Of the 48,885,441 common shares issued, outstanding and eligible to vote as of the record date of October 15, 2021, a quorum of 36,701,542 common shares, or 75%, voted at or were represented by proxy at the Annual General Meeting.

At the Annual General Meeting, the shareholders considered and approved two proposals, each of which is described in more detail in the Company’s Information Circular filed with the Securities and Exchange Commission on October 29, 2021. Set forth below are the voting results with respect to each matter voted upon.

Election of Directors Proposal: David Anthony and David King were each elected to serve as a director for a three year term by the following votes:

Name	Votes For	Votes Against	Abstain/Withheld
David Anthony	36,697,972	0	3,570
David King	35,638,089	0	1,063,453

Re-Appointment of Ernst & Young LLP Proposal: The shareholders approved the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2021 and the authorization for the Company’s Board of Directors, acting through the Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2021, by the following votes:

Votes For	Votes Against	Abstain/Withheld
36,699,543	1,008	991

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: November 30, 2021	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer

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